FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Vizsla Silver Corp.
Suite 700, 1090 West Georgia Street
Vancouver, British Columbia  V6E 3V7
(the "Company" or "Vizsla")

Item 2 Date of Material Change

January 6, 2023

Item 3 News Release

The news release was disseminated on January 9, 2023 through Cision and filed on SEDAR.

Item 4 Summary of Material Change

The Company announced that it had closed its strategic investment (the "Strategic Investment") into Prismo Metals Inc. (CSE: PRIZ) ("Prismo").

Pursuant to the Strategic Investment, the Company acquired (i) a right of first refusal to purchase the Palos Verdes project from Prismo, and (ii) 4,000,000 units of Prismo (the "Prismo Units"), for aggregate consideration of $2,000,000.

The consideration for the Strategic Investment consisted of a cash payment of C$500,000 and 1,000,000 common shares of Vizsla (the "Consideration Shares"). The Consideration Shares are subject to a statutory hold period of four months and one day, and a voluntary escrow period of 24 months with 25% of the securities released every six months.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Company announced that it had closed the Strategic Investment into Prismo.

Pursuant to the Strategic Investment, the Company acquired (i) a right of first refusal to purchase the Palos Verdes project from Prismo, and (ii) 4,000,000 Prismo Units, for aggregate consideration of $2,000,000.

The consideration for the Strategic Investment consisted of a cash payment of C$500,000 and 1,000,000 Consideration Shares. The Consideration Shares are subject to a statutory hold period of four months and one day, and a voluntary escrow period of 24 months with 25% of the securities released every six months.

In connection with the Strategic Investment, Prismo and Vizsla have agreed to form a technical committee to pursue district-scale exploration of the Panuco silver-gold district.

The Strategic Investment includes, subject to certain conditions, the following rights:

  Prismo and Vizsla forming a technical committee, funded by Vizsla, to focus on a district scale understanding of the combined land package without regard to ownership;

  Vizsla having the right to nominate one director to Prismo's board of directors;

  Vizsla being granted a right of first refusal to purchase the Palos Verdes project for a duration of four years, subject to an acceleration clause if Vizsla's ownership in Prismo drops below 8.0% for a period of more than 60 days; and

  Vizsla being granted the right to maintain its pro-rata ownership in Prismo in future financings and standard top-up rights (subject to Vizsla maintaining a minimum 8.0% equity ownership position in Prismo).

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information, contact:

Michael Konnert
Chief Executive Officer
Telephone: (604) 364-2215

Item 9 Date of Report

January 9, 2023